FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                    pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                        For the period 19 September 2005


                                Cookson Group plc

                          265 Strand, London, WC2R 1BD


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

               Form 20-F    X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                    Yes                                  No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]


Exhibit Index

Exhibition No.          Description

1                       Director/PDMR Shareholding
2                       Director/PDMR Shareholding
3                       Holding(s) in Company
4                       Holding(s) in Company
5                       Termination of ADR Programme

Exhibit No. 1

2 August 2005
Director's Shareholding
Cookson Group plc

Following Mr M G Butterworth's appointment as a Director on 15 June 2005 and in accordance with the rules of the Cookson Group Long-Term Incentive Plan 2004 (the "Plan"), Mr Butterworth has today been awarded an allocation of 40,636 Performance Shares. This allocation is based upon the mid-market closing price for shares in Cookson Group plc on 1 August 2005, of 336 pence. Awards to the Company's other Executive Directors were made earlier in the year.

Awards under the Plan will normally vest on or shortly after the third anniversary of the award date. The proportion of an award that vests will be subject to the attainment of certain performance conditions relating to the performance of the Company over the three financial years to which the award relates.

As a result of this allocation of Performance Shares, Mr Butterworth's interests in the shares of Cookson Group plc totals 40,636 Performance Shares.

Cookson Group plc
265 Strand
London WC2R 1DB
Tel: +44 (0) 20 7061 6500
Fax: +44 (0) 20 7061 6600
Web: www.cooksongroup.co.uk

Exhibit No. 2


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company

COOKSON GROUP PLC

2) Name of director

MICHAEL GUY BUTTERWORTH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

MICHAEL GUY BUTTERWORTH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF ORDINARY SHARES OF 10 PENCE EACH IN COOKSON GROUP PLC


7) Number of shares/amount of
stock acquired

6,000


8) Percentage of issued class

LESS THAN 0.01%


9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

ORDINARY SHARES OF 10 PENCE EACH


12) Price per share

339.75 PENCE PER SHARE

13) Date of transaction

2 AUGUST 2005


14) Date company informed

2 AUGUST 2005

15) Total holding following this notification

6,000 ORDINARY 10p SHARES


16) Total percentage holding of issued class following this notification

LESS THAN 0.01%


If a director has been granted options by the company please complete the following boxes

17) Date of grant


18) Period during which or date on which exercisable


19) Total amount paid (if any) for grant of the option


20) Description of shares or debentures involved: class, number


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC
- 020 7061 6565

25) Name and signature of authorised company official responsible for making this notification


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of Notification.................................. 3 AUGUST 2005

Exhibit No 3


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

STANDARD LIFE GROUP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

VIDACOS NOMINEES

5) Number of shares/amount of stock acquired

11,585

6) Percentage of issued class

Less than 0.01%

7) Number of shares/amount of stock disposed

N/A


8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

18 AUGUST 2005

11) Date company informed

18 AUGUST 2005

12) Total holding following this notification

20,875,180 SHARES

13) Total percentage holding of issued class following this notification

11.005%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC
- TEL: 020 7061 6565


16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC


Date of notification: 18 AUGUST 2005

Exhibit No 4


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BARCLAYS PLC

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

8 SEPTEMBER 2005

11) Date company informed

12 SEPTEMBER 2005

12) Total holding following this notification

NOT DISCLOSED

13) Total percentage holding of issued class following this notification

LESS THAN 3%

14) Any additional information


15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC - 020 7061
6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 13 SEPTEMBER 2005

Exhibit No 5


                               Cookson Group plc

            Termination of ADR programme and US SEC De-Registration

                               19 September 2005

Further to its announcement on 26 July 2005, Cookson Group plc ("Cookson" or the "Company") confirms that it is continuing to examine the steps required to de-register from the US Securities and Exchange Commission which will allow the Company to benefit from significant administrative and audit cost-savings. In that connection, the Company has elected to terminate its American Depository Receipt ("ADR") programme effective as of close of trading on 19 October 2005. Cookson expects its ADRs to cease being quoted on the Over-the-Counter Bulletin Board around the same time as a result of this termination.

Cookson's ordinary shares will continue to be listed on the UK Listing Authority's Official List and to be traded on the London Stock Exchange's market for listed securities.

Further announcements will be released in due course by the Company.


Enquiries:
Richard Malthouse, Group Secretary                     Tel: + 44 (0)20 7061 6500
Cookson Group plc


About Cookson Group plc

Cookson Group plc is a leading materials science company which provides materials, processes and services to customers worldwide. The Group's operations are formed into three divisions - Ceramics, Electronics and Precious Metals. The Ceramics division is the world leader in the supply of advanced flow control and refractory products and systems to the iron and steel industry and is also a leading supplier of refractory lining materials for iron and steelmaking and other industrial processes. The Electronics division is a leading manufacturer and supplier of materials and services to the electronics industry, primarily serving fabricators and assemblers of printed circuit boards, assemblers of semiconductor packaging and the electrical and industrial markets. The Precious Metals division is a leading supplier to the jewellery industry of fabricated precious metals products.

Headquartered in London, Cookson employs some 16,000 people in more than 35 countries and sells its products in over 100 countries


Cookson Group plc, 265 Strand, London WC2R 1DB
Tel: 020 7061 6500 Fax: 020 7061 6600
www.cooksongroup.co.uk

                                                   SIGNATURE
                                                   Cookson Group plc



                                                   By:________________
                                                   Rachel Fell
                                                   Assistant Company Secretary


                                                   Date: 19 September 2005